Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED PRELIMINARY

FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2021

SHANGHAI, March 15, 2022 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today announced its unaudited preliminary1 financial results for the fourth quarter of 2021 and the full year ended December 31, 2021.

FOURTH QUARTER 2021 FINANCIAL HIGHLIGHTS

•	Net revenues for the fourth quarter of 2021 were RMB1,260.1 million (US$197.7 million), a 32.2% increase from the corresponding period in 2020, and a 38.6% increase compared with third quarter of 2021, mainly due to increases in one-time commissions.

(RMB millions, except percentages)	Q4 2020	Q4 2021	YoY Change
Wealth management	643.2	969.3	50.7%
Asset management	306.0	273.8	(10.5)%
Other businesses	4.0	17.0	325.5%
Total net revenues	953.2	1,260.1	32.2%

•	Income from operations for the fourth quarter of 2021 was RMB132.3 million (US$20.8 million), a 60.6% decrease from the corresponding period in 2020, due to our budgeted continuing strategic investments on talents and client experiences in 2021 and provision for credit loss for our lending business in the fourth quarter of 2021.

(RMB millions, except percentages)	Q4 2020	Q4 2021	YoY Change
Wealth management	206.3	183.6	(11.0)%
Asset management	151.8	80.8	(46.8)%
Other businesses	(22.6)	(132.1)	481.9%
Total income from operations	335.5	132.3	(60.6)%

•	Net income attributable to Noah shareholders for the fourth quarter of 2021 was RMB281.3 million (US$44.1 million), compared to net loss attributable to Noah shareholders of RMB1,573.5 million from the corresponding period in 2020, due to the recognition of a one-off settlement expense related to the settlement plan for investors of certain credit funds involving Camsing announced on August 25, 2020 (the “Camsing settlement”) in the amount of RMB1,828.9 million in 2020, and a 3.0% increase compared with the third quarter of 2021.

1 As of the date hereof, the Company is still in the process of reviewing the financial results of the funds of funds we manage and invest in as the general partner or manager. Any changes in the fair value of those investments could affect the income from equity in affiliates, net income, net income attributable to Noah shareholders, income per ADS and the balance of investments in affiliates in Noah’s consolidated financial statements. If there will be any fair value adjustments associated with the above, which have not been included in these unaudited preliminary financial results in this press release, the Company will include such adjustments in the audited consolidated financial statements in its Form 20-F for the fiscal year 2021 and subsequent reporting if necessary.

•	Non-GAAP[2] net income attributable to Noah shareholders for the fourth quarter of 2021 was RMB289.6 million (US$45.4 million), a 10.3% increase from the corresponding period in 2020, and a 1.9% increase from the third quarter of 2021.

FULL YEAR 2021 FINANCIAL HIGHLIGHTS

•	Net revenues in the full year 2021 were RMB4,293.1 million (US$673.7 million), a 29.9% increase from the full year 2020, mainly due to increases in one-time commissions, recurring service fees as well as performance-based income.

(RMB millions, except percentages)	FY 2020	FY 2021	YoY Change
Wealth management	2,366.3	3,194.9	35.0%
Asset management	875.5	1,041.5	19.0%
Other businesses	64.0	56.7	(11.4)%
Total net revenues	3,305.8	4,293.1	29.9%

•	Income from operations in the full year 2021 was RMB1,198.9 million (US$188.1 million), a 4.7% decrease from the full year 2020, due to budgeted continuing strategic investments on talents and client experiences in 2021 as well as less selling and general and administrative expense incurred in 2020 due to the pandemic. We also recorded provision for credit loss for our lending business in 2021.

(RMB millions, except percentages)	FY 2020	FY 2021	YoY Change
Wealth management	817.5	921.5	12.7%
Asset management	459.8	485.2	5.5%
Other businesses	(18.8)	(207.8)	1,004.8%
Total income from operations	1,258.5	1,198.9	(4.7)%

•	Net income attributable to Noah shareholders in the full year 2021 was RMB1,314.1 million (US$206.2 million), compared to net loss attributable to Noah shareholders of RMB745.2 million from the full year 2020, due to the recognition of a one-off settlement expense related to the Camsing settlement in the amount of RMB1,828.9 million in 2020.

•	Non-GAAP net income attributable to Noah shareholders in the full year 2021 was RMB1,372.7 million (US$215.4 million), a 21.5% increase from the full year 2020.

FOURTH QUARTER AND FULL YEAR 2021 OPERATIONAL UPDATES

Wealth Management Business

We offer investment products and provide value-added services to high net worth investors in China and overseas for our wealth management business. Noah primarily distributes private equity, private secondary, mutual funds and other products denominated in RMB and other currencies.

•	Total number of registered clients as of December 31, 2021 was 411,981, a 14.2% increase from December 31, 2020 and a 1.4% increase compared with September 30, 2021.

2 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, non-recurring settlement expense and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

•	Total number of active clients[3] which excluded mutual fund-only clients during the fourth quarter of 2021 was 3,575, a 32.1% decrease from the corresponding period in 2020, affected by volatile market condition. Counting in mutual fund-only clients, the total number of clients who transacted with us during the fourth quarter of 2021 was 17,456, a 10.5% decrease from the corresponding quarter of 2020. Total number of active clients which excluded mutual fund-only clients during the full year 2021 was 12,831, a 5.5% increase from the full year 2020, and total number of active clients counting in mutual fund-only clients during the full year 2021 was 42,764, a 25.0% increase from the full year 2020.

•	Aggregate value of investment products distributed during the fourth quarter of 2021 was RMB21.0 billion (US$3.3 billion), a 1.3% decrease from the corresponding period in 2020, mainly due to a volatile market conditions in the quarter.

Product type	Three months ended December 31,
	2020		2021

	(RMB in billions, except percentages)
Mutual fund products	7.2	34.0%	10.2	48.5%
Private secondary products	8.0	37.4%	6.7	31.6%
Private equity products	5.2	24.3%	3.0	14.5%
Other products[4]	0.9	4.3%	1.1	5.4%

All products	21.3	100.0%	21.0	100.0%

•	Aggregate value of investment products distributed during the full year 2021 was RMB97.2 billion (US$15.3 billion), a 2.6% increase from the full year 2020, due to an increase in the distribution of private secondary products.

Product type	Twelve months ended December 31,
	2020		2021

	(RMB in billions, except percentages)
Mutual fund products	38.0	40.1%	37.1	38.2%
Private secondary products	35.2	37.1%	37.8	38.9%
Private equity products	17.9	18.9%	18.1	18.6%
Other products	3.6	3.9%	4.2	4.3%
All products	94.7	100.0%	97.2	100.0%

•	Coverage network in mainland China included 84 cities as of December 31, 2021, compared with 81 cities as of September 30, 2021, and 80 cities as of December 31, 2020.

•	Number of relationship managers was 1,316 as of December 31, 2021, a 0.5% decrease from September 30, 2021, and a 6.9% increase from December 31, 2020.

3 “Active clients” for a given period refers to registered high net worth clients who purchase investment products distributed or provided by Noah during that given period, excluding clients who transacted only on our online mutual fund platform.

4 Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

Asset Management Business

Our asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), a leading multi-asset manager in China with overseas offices in Hong Kong and the United States. Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities to multi-strategy investments denominated in RMB and other currencies.

•	Total assets under management as of December 31, 2021 remained relatively stable in the amount of RMB156.0 billion (US$24.5 billion), compared with September 30, 2021 and grew 2.1% from December 31, 2020.

Investment type	As of September 30, 2021		Growth	Allocation/ Redemption	As of December 31, 2021

	(RMB billions, except percentages)
Private equity	130.4	83.5%	2.3	1.8	130.9	83.9%
Public securities[5]	11.1	7.1%	1.2	1.1	11.2	7.2%
Real estate	7.4	4.7%	0.1	0.9	6.6	4.3%
Multi-strategies	5.8	3.8%	0.2	0.1	5.9	3.8%
Others	1.4	0.9%	-	-	1.4	0.8%
All Investments	156.1	100.0%	3.8	3.9	156.0	100.0%

Investment type	As of December 31, 2020		Growth	Allocation/ Redemption	As of December 31, 2021

	(RMB billions, except percentages)
Private equity	117.7	77.0%	15.3	2.1	130.9	83.9%
Public securities	9.8	6.4%	5.4	4.0	11.2	7.2%
Real estate	12.7	8.3%	0.3	6.4	6.6	4.3%
Multi-strategies	7.1	4.6%	1.0	2.2	5.9	3.8%
Others[6]	5.5	3.7%	-	4.1	1.4	0.8%
All Investments	152.8	100.0%	22.0	18.8	156.0	100.0%

Other Businesses

Our other businesses segment has been transitioned to “Noah Digital International”, and to provide more comprehensive services and investment products to our clients.

Ms. Jingbo Wang, co-founder and CEO of Noah, said, “Despite the market volatilities we experienced, Noah delivered record high net revenues in the fourth quarter of 2021. Total net revenues rose by 29.9% year-on-year, supported by higher one-time commissions, recurring service fees and performance based income. Our internal strategic investments into digitalization, talent acquisition and client services were all in line with the budget, and helped the Group to report a non-GAAP net income of RMB1.4 billion for the full year, exceeding the higher end of the guidance we had expected. Our clients remained active, with the number of total active clients increased by 25.0% year-on-year in 2021, and I am very happy to see the number of diamond card and black card clients grew 18.2% in 2021, indicating the positive results of our upgraded Noah Triangle client service model and our “client-centric” reform. I remain confident in Noah’s capabilities and that our reform will help to gain more market share and core clients, as well as set a solid structural foundation for long-term growth.”

5 The allocation/redemption of public securities also includes market appreciation or depreciation.

6 Since the first quarter of 2021, we reclassified all remaining mezzanine financing products linked to corporate merger and acquisitions and buy outs from credit to private equity in the amount of RMB4.7 billion, considering its nature is more akin to equity than credit. We have also revised the comparative period presentation to conform to current period presentation.

FOURTH QUARTER 2021 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2021 were RMB1,260.1 million (US$197.7 million), a 32.2% increase from the corresponding period in 2020, primarily driven by increased one-time commissions, recurring service fees and other service fees, and partially offset by decreased performance-based income.

•	Wealth Management Business

•	Net revenues from one-time commissions for the fourth quarter of 2021 were RMB472.0 million (US$74.1 million), a 100.2% increase from the corresponding period in 2020 due to an increase in insurance products distributed in fourth quarter of 2021.

•	Net revenues from recurring service fees for the fourth quarter of 2021 were RMB417.0 million (US$65.4 million), a 40.3% increase from the corresponding period in 2020. The increase was primarily due to accumulated effect of investment products previously distributed.

•	Net revenues from performance-based income for the fourth quarter of 2021 were RMB47.7 million (US$7.5 million), compared with RMB80.9 million from the corresponding period of 2020, primarily due to a decrease in performance-based income from public securities products.

•	Net revenues from other service fees for the fourth quarter of 2021 were RMB32.6 million (US$5.1 million), a 11.2% increase from the corresponding period in 2020.

•	Asset Management Business

•	Net revenues from recurring service fees for the fourth quarter of 2021 were RMB141.1 million (US$22.1 million), a 1.7% increase from the corresponding period in 2020. The increase was primarily due to an increase in assets under management.

•	Net revenues from performance-based income for the fourth quarter of 2021 were RMB125.4 million (US$19.7 million), remained relatively stable compared with the corresponding period in 2020, primarily generated from offshore private equity funds.

•	Other Businesses

•	Net revenues for the fourth quarter of 2021 were RMB17.0 million (US$2.7 million), compared with RMB4.0 million in the corresponding period in 2020.

Operating Costs and Expenses

Operating costs and expenses for the fourth quarter of 2021 were RMB1,127.8 million (US$177.0 million), a 82.6% increase from the corresponding period in 2020. Operating costs and expenses primarily consisted of compensation and benefits of RMB731.2 million (US$114.7 million), selling expenses of RMB139.9 million (US$22.0 million), general and administrative expenses of RMB148.0 million (US$23.2 million), provision of credit losses of RMB100.9 million (US$15.8 million) and other operating expenses of RMB19.6 million (US$3.1 million).

•	Operating costs and expenses for the wealth management business for the fourth quarter of 2021 were RMB785.7 million (US$123.3 million), a 79.8% increase from the corresponding period in 2020 primarily due to an increase in compensation and benefits, selling expenses and general and administrative expenses.

•	Operating costs and expenses for the asset management business for the fourth quarter of 2021 were RMB193.0 million (US$30.3 million), a 25.2% increase from the corresponding period in 2020, primarily due to an increase in selling expenses and provision for credit losses.

•	Operating costs and expenses for other businesses for the fourth quarter of 2021 were RMB149.0 million (US$23.4 million), a 458.9% increase from the corresponding period in 2020, primarily due to a provision of credit loss of RMB85.6 million for loan receivables.

Operating Margin

Operating margin for the fourth quarter of 2021 was 10.5%, compared with 35.2% for the corresponding period in 2020.

•	Operating margin for the wealth management business for the fourth quarter of 2021 was 18.9%, compared with 32.1% for the corresponding period in 2020, due to continuously budgeted investments into the acquisition and retaining of talents, as well as the upgrade of client experiences and multiple systems.

•	Operating margin for the asset management business for the fourth quarter of 2021 was 29.5%, compared with 49.6% for the corresponding period in 2020 due to continuously budgeted investments in client events activity and talents.

•	Loss from other businesses for the fourth quarter of 2021 was RMB132.1 million (US$20.7 million), compared with RMB22.7 million in the corresponding period of 2020 due to increased provision for credit losses.

Investment Income

Investment Income for the fourth quarter of 2021 was RMB3.5 million (US$0.5 million), compared with investment loss of RMB109.4 million for the corresponding period in 2020. The loss in 2020 was primarily due to an impairment of certain long-term investment.

Income Tax Expenses

Income tax expenses for the fourth quarter of 2021 were RMB35.3 million (US$5.5 million), a 28.8% increase from the corresponding period in 2020, primarily due to higher taxable income.

Income from Equity in Affiliates

Income from equity in affiliates for the fourth quarter of 2021 was RMB160.5 million (US$25.2 million), compared with RMB39.8 million in the corresponding period in 2020. The increase was primarily due to fair value increase of the underling investments of the funds that we manage. We are still reviewing the financial results of the funds of funds we manage and invest in as the general partner or manager. Although we do not anticipate material variance barring unexpected fluctuations in the portfolio companies’ performance, any potential changes in fair value of those investments could affect the income from equity in affiliates.

Net Income

•	Net Income

•	Net income for the fourth quarter of 2021 was RMB273.9 million (US$43.0 million), compared to net loss of RMB1,572.9 million from the corresponding period in 2020.

•	Net margin for the fourth quarter of 2021 was 21.7%, compared with negative net margin for the corresponding period in 2020.

•	Net income attributable to Noah shareholders for the fourth quarter of 2021 was RMB281.3 million (US$44.1 million), compared to net loss attributable to Noah shareholders of RMB1,573.5 million from the corresponding period in 2020.

•	Net margin attributable to Noah shareholders for the fourth quarter of 2021 was 22.3%, compared with negative for the corresponding period in 2020.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the fourth quarter of 2021 was RMB4.18 (US$0.66) and RMB4.16 (US$0.65), respectively, compared with net loss attributable to Noah shareholders per basic and diluted ADS of RMB24.92, for the corresponding period in 2020.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2021 was RMB289.6 million (US$45.4 million), a 10.3% increase from the corresponding period in 2020.

•	Non-GAAP net margin attributable to Noah shareholders for the fourth quarter of 2021 was 23.0%, down from 27.5% for the corresponding period in 2020.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the fourth quarter of 2021 was RMB4.28 (US$0.67), up from RMB4.13 for the corresponding period in 2020.

FULL YEAR 2021 FINANCIAL RESULTS

Net Revenues

Net revenues for the full year 2021 were RMB4,293.1 million (US$673.7 million), a 29.9% increase from the full year 2020, primarily due to an increase in one-time commissions, recurring service fees and performance-based income, and partially offset by a decrease in other service fees.

•	Wealth Management Business

•	Net revenues from one-time commissions for 2021 were RMB1,174.6 million (US$184.3 million), a 54.1% increase from 2020, primarily due to more insurance products that we distributed.

•	Net revenues from recurring service fees for 2021 were RMB1,461.8 million (US$229.4 million), a 14.4% increase from 2020. The increase was primarily due to the cumulative effect of investment products with recurring service fees previously distributed.

•	Net revenues from performance-based income for 2021 were RMB466.6 million (US$73.2 million), a 128.5% increase from 2020, primarily due to an increase in performance-based income from public securities products.

•	Net revenues from other service fees for 2021 were RMB91.9 million (US$14.4 million), a 25.2% decrease from 2020, primarily due to less service fees recorded from lending business since we significantly reduced this business since the second half year of 2019.

•	Asset Management Business

•	Net revenues from recurring service fees for 2021 were RMB636.4 million (US$99.9 million), a 0.9% decrease from 2020.

•	Net revenues from performance-based income for 2021 were RMB313.6 million (US$49.2 million), a 71.1% increase from 2020, primarily due to an increase in performance-based income from private equity fund products.

•	Other Businesses

•	Net revenues for 2021 were RMB56.7 million (US$8.9 million), a 11.4% decrease from 2020.

Operating costs and expenses

Operating costs and expenses for 2021 were RMB3,094.2 million (US$485.5 million), a 51.1% increase from the full year 2020. Operating costs and expenses for the full year 2021 primarily consisted of compensation and benefits of RMB2,168.9 million (US$340.3 million), selling expenses of RMB437.1 million (US$68.6 million), general and administrative expenses of RMB383.3 million (US$60.2 million), provision for credit losses of RMB113.0 million (US$17.7 million) and other operating expenses of RMB107.8 million (US$16.9 million).

•	Operating costs and expenses for the wealth management business for 2021 were RMB2,273.4 million (US$356.7 million), a 46.8% increase from 2020, primarily due to an increase in compensation and benefits, as well as selling expenses.

•	Operating costs and expenses for the asset management business for 2021 were RMB556.2 million (US$87.3 million), a 33.8% increase from 2020, primarily due to an increase in compensation and benefits, as well as selling expenses.

•	Operating costs and expenses for other businesses for 2021 were RMB264.6 million (US$41.5 million), a 219.5% increase from 2020, primarily due to an increase in provision for credit losses.

Operating Margin

Operating margin for the full year 2021 was 27.9%, compared to 38.1% for the full year 2020.

•	Operating margin for the wealth management business for 2021 was 28.8%, compared to 34.5% for 2020, mainly due to continuously budgeted investments in our talents and client experiences as well as less expenses incurred in 2020 due to the COVID-19 pandemic.

•	Operating margin for the asset management business for 2021 was 46.6%, compared to 52.5% for 2020, due to less expenses incurred in 2020 due to the COVID-19 pandemic.

•	Loss from other businesses for 2021 was RMB207.8 million (US$32.6 million), compared with RMB18.8 million for 2020 due to increased provision of credit losses.

Investment Income

Investment income for the full year 2021 was RMB65.4 million (US$10.3 million), compared with investment loss of RMB86.4 million for the full year 2020. The investment loss was primarily due to an impairment of certain long-term investment.

Income Tax Expenses

Income tax expenses for the full year 2021 were RMB293.9 million (US$46.1 million), a 13.7% increase from the full year 2020 due to higher taxable income.

Income from Equity in Affiliates

Income from equity in affiliates for the full year 2021 was RMB302.0 million (US$47.4 million), compared with RMB100.3 million in the corresponding period in 2020. The increase was primarily due to fair value increase of the underling investments of the funds that we manage. We are still reviewing the financial results of the funds of funds we manage and invest in as the general partner or manager. Although we do not anticipate material variance barring unexpected fluctuations in the portfolio companies’ performance, any potential changes in fair value of those investments could affect the income from equity in affiliates.

Net Income

•	Net Income

•	Net income for the full year 2021 was RMB1,306.1 million (US$205.0 million), compared with net loss of RMB743.5 million from the full year 2020.

•	Net margin for the full year 2021 was 30.4%, compared with negative net margin for the full year 2020.

•	Net income attributable to Noah shareholders for the full year 2021 was RMB1,314.1 million (US$206.2 million), compared to net loss attributable to Noah shareholders of RMB745.2 million for the full year 2020.

•	Net margin attributable to Noah shareholders for the full year 2021 was 30.6%, compared with negative for the full year 2020.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the full year 2021 was RMB19.56 (US$3.07) and RMB19.45 (US$3.05), respectively, compared with net loss attributable to Noah shareholders per basic and diluted ADS of RMB12.01, for the full year 2020.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the full year 2021 was RMB1,372.7 million (US$215.4 million), a 21.5% increase from the full year 2020.

•	Non-GAAP net margin attributable to Noah shareholders for the full year 2021 was 32.0%, down from 34.2% for the full year 2020.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the full year 2021 was RMB20.32 (US$3.19), up from RMB18.12 for the full year 2020.

BALANCE SHEET AND CASH FLOW

As of December 31, 2021, the Company had RMB3,404.6 million (US$534.2 million) in cash and cash equivalents, compared with RMB5,005.2 million as of December 31, 2020 and RMB2,829.5 million as of September 30, 2021.

Net cash inflow from the Company’s operating activities during the fourth quarter of 2021 was RMB659.2 million (US$103.4 million), compared to RMB568.3 million in the corresponding period in 2020. Net cash inflow from the Company’s operating activities during the full year 2021 was RMB1,521.8 million (US$238.8 million), compared to RMB796.3 million during the full year 2020, the variance was mainly due to an increase in net income.

Net cash outflow from the Company’s investing activities during the fourth quarter of 2021 was RMB67.4 million (US$10.6 million), compared to net cash inflow of RMB189.5 million in the corresponding period in 2020. Net cash outflow from the Company’s investing activities during the full year 2021 was RMB2,572.1 million (US$403.6 million), compared to net cash inflow of RMB352.6 million during the full year 2020, due to cash payment for the acquisition of our new headquarter in 2021.

Net cash inflow from the Company’s financing activities was RMB20.9 million (US$3.3 million) in the fourth quarter of 2021, compared to net cash outflow of RMB255.4 million in the corresponding period in 2020, primarily due to the share repurchase program that started in December 2020. Net cash outflow from the Company’s financing activities during the full year 2021 was RMB513.1 million (US$80.5 million), compared to RMB371.4 million cash outflow during the full year 2020. The cash outflow for both 2020 and 2021 was mainly due to the share repurchase program that lasted from December 2020 till February 2021.

NOTE TO FINANCIAL INFORMATION

As of the date of this press release, we are still in the process of reviewing the financial results of the funds of funds we manage and invest in as the general partner or manager.  Any changes in the fair value of those investments could affect the income from equity in affiliates, net income, net income attributable to Noah shareholders, income per ADS and the balance of investments in affiliates in our consolidated financial statements. While not included in the unaudited preliminary fourth quarter 2021 financial results in this press release, we will include any such fair value adjustments in the audited consolidated financial statements in our 2021 Form 20-F and will make a subsequent announcement when our review concludes, as appropriate.

2022 FORECAST

Although the pandemic continued to impact the distribution of offshore insurance products and the market remain volatile, the Company is happy to see a growing demand in domestic insurance products, a higher performance based income from PE/VC products we previously distributed, a stabilized AUM after a successful standardization transformation, as well as an increase in diamond and black card clients. Therefore, we are reasonably optimistic about the growth in the number of core clients, net revenues as well as take rate in 2022. Meanwhile, we remain committed to our investments in technology, investment research capabilities and talents to realize growth potentials and capture market opportunities. Given the above considerations, the non-GAAP net income attributable to Noah shareholders for the full year 2021 will be in the range of RMB1.45 billion to RMB1.55 billion. This forecast reflects management’s current business outlook and is subject to further change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s fourth quarter and full year 2021 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details

Date/Time:	Monday, March 14, 2022 at 8:00 p.m., U.S. Eastern Time Tuesday, March 15, 2022 at 8:00 a.m., Hong Kong Time
Dial in details:
- United States Toll Free	+1 888-317-6003
- Mainland China Toll Free	4001-206-115
- Hong Kong Toll Free	800-963-976
- International	+1-412-317-6061
Conference Title:	Noah Holdings 4Q21 Earnings Conference Call
Participant Password:	6337898

A telephone replay will be available starting approximately one hour after the end of the conference call until March 22, 2022 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 1095282.

A live and archived webcast of the conference call will be available at Noah's investor relations website under the Announcements & Events section at http://ir.noahgroup.com.

DISCUSSION ON NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, non-recurring settlement expense and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. In the full year 2021, Noah distributed RMB97.2 billion (US$15.3 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB156.0 billion (US$24.5 billion) as of December 31, 2021.

Noah’s wealth management business primarily distributes diversified investment products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,316 relationship managers across 84 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, New York, Silicon Valley and Singapore. As a leading alternative multi-asset manager in China, Gopher Asset Management develops and manages assets ranging from private equity, public securities, real estate, multi-strategy to other investments denominated in Renminbi and other currencies. The Company also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the fourth quarter of 2021 and full year ended December 31, 2021 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.3726 to US$1.00, the effective noon buying rate for December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2022 and quotations from management in this announcement, as well as Noah's strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Sonia Han

Tel: +86-21-8035-9221

ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited
Condensed Consolidated Balance Sheets
(unaudited)

	As of
	September 30,	December 31,	December 31,
	2021	2021	2021
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	2,829,481	3,404,603	534,257
Restricted cash	3,227	510	80
Short-term investments	108,313	92,803	14,563
Accounts receivable, net	504,113	808,029	126,797
Loans receivable, net	634,774	595,766	93,489
Amounts due from related parties	594,047	451,389	70,833
Other current assets	209,933	163,710	25,690
Total current assets	4,883,888	5,516,810	865,709
Long-term investments, net	665,237	668,572	104,914
Investment in affiliates	1,296,559	1,402,083	220,017
Property and equipment, net	2,619,768	2,580,935	405,005
Operating lease right-of-use assets, net	242,660	223,652	35,096
Deferred tax assets	223,803	335,905	52,711
Other non-current assets	171,114	161,832	25,395
Total Assets	10,103,029	10,889,789	1,708,847
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	514,420	946,547	148,534
Income tax payable	105,132	190,260	29,856
Deferred revenues	103,807	63,631	9,985
Contingent liabilities	444,935	433,345	68,001
Other current liabilities	529,049	649,255	101,882
Total current liabilities	1,697,343	2,283,038	358,258
Operating lease liabilities, non-current	155,882	130,956	20,550
Deferred tax liabilities	239,536	234,134	36,741
Other non-current liabilities	113,670	100,020	15,695
Total Liabilities	2,206,431	2,748,148	431,244
Equity	7,896,598	8,141,641	1,277,603
Total Liabilities and Equity	10,103,029	10,889,789	1,708,847

Noah Holdings Limited
Condensed Consolidated Income Statements
(unaudited)

	Three months ended
	December 31,	December 31,	December 31,
	2020	2021	2021	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	229,744	472,566	74,156	105.7%
Recurring service fees	199,372	214,835	33,712	7.8%
Performance-based income	81,488	42,115	6,609	(48.3)%
Other service fees	39,361	54,296	8,520	37.9%
Total revenues from others	549,965	783,812	122,997	42.5%
Revenues from funds Gopher manages:
One-time commissions	43,531	9,886	1,551	(77.3)%
Recurring service fees	239,144	346,747	54,412	45.0%
Performance-based income	126,382	131,988	20,712	4.4%
Total revenues from funds Gopher manages	409,057	488,621	76,675	19.5%
Total revenues	959,022	1,272,433	199,672	32.7%
Less: VAT related surcharges	(5,805)	(12,379)	(1,943)	113.2%
Net revenues	953,217	1,260,054	197,729	32.2%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(185,926)	(382,160)	(59,969)	105.5%
Others	(259,872)	(349,004)	(54,766)	34.3%
Total compensation and benefits	(445,798)	(731,164)	(114,735)	64.0%
Selling expenses	(94,648)	(139,906)	(21,954)	47.8%
General and administrative expenses	(84,036)	(148,015)	(23,227)	76.1%
Reversal (Provision) for credit losses	1,789	(100,858)	(15,827)	N.A.
Other operating expenses	(22,579)	(19,644)	(3,083)	(13.0)%
Government grants	27,518	11,821	1,855	(57.0)%
Total operating costs and expenses	(617,754)	(1,127,766)	(176,971)	82.6%
Income from operations	335,463	132,288	20,758	(60.6)%
Other income (expense):
Interest income	22,537	14,571	2,287	(35.3)%
Investment (loss) income	(109,397)	3,469	544	N.A.
Settlement (expense) reversal	(1,828,907)	719	113	N.A.
Other expense	(5,033)	(2,313)	(363)	(54.0)%
Total other (expense) income	(1,920,800)	16,446	2,581	N.A.

(Loss) income before taxes and income from equity in affiliates	(1,585,337)	148,734	23,339	N.A.
Income tax expense	(27,430)	(35,329)	(5,544)	28.8%
Income from equity in affiliates	39,836	160,510	25,188	302.9%
Net (loss) income	(1,572,931)	273,915	42,983	N.A.
Less: net income (loss) attributable to non-controlling interests	576	(7,397)	(1,161)	N.A.
Net (loss) income attributable to Noah shareholders	(1,573,507)	281,312	44,144	N.A.
(Loss) income per ADS, basic	(24.92)	4.18	0.66	N.A.
(Loss) Income per ADS, diluted	(24.92)	4.16	0.65	N.A.

Margin analysis:
Operating margin	35.2%	10.5%	10.5%
Net margin	(165.0)%	21.7%	21.7%

Weighted average ADS equivalent[1]:
Basic	63,149,844	67,348,790	67,348,790
Diluted	63,149,844	67,700,437	67,700,437
ADS equivalent outstanding at end of period	61,088,680	60,338,054	60,338,054

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Consolidated Income Statements

(unaudited)

	Twelve months ended
	December 31,	December 31,	December 31,
	2020	2021	2021	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	679,014	1,130,894	177,462	66.5%
Recurring service fees	700,157	913,700	143,379	30.5%
Performance-based income	180,529	391,903	61,498	117.1%
Other service fees	196,151	161,982	25,419	(17.4)%
Total revenues from others	1,755,851	2,598,479	407,758	48.0%
Revenues from funds Gopher manages:
One-time commissions	129,823	140,522	22,051	8.2%
Recurring service fees	1,230,042	1,195,309	187,570	(2.8)%
Performance-based income	208,996	392,290	61,559	87.7%
Total revenues from funds Gopher manages	1,568,861	1,728,121	271,180	10.2%
Total revenues	3,324,712	4,326,600	678,938	30.1%
Less: VAT related surcharges	(18,886)	(33,506)	(5,258)	77.4%
Net revenues	3,305,826	4,293,094	673,680	29.9%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(613,999)	(920,896)	(144,509)	50.0%
Others	(890,013)	(1,247,984)	(195,836)	40.2%
Total compensation and benefits	(1,504,012)	(2,168,880)	(340,345)	44.2%
Selling expenses	(271,692)	(437,131)	(68,595)	60.9%
General and administrative expenses	(277,879)	(383,321)	(60,151)	37.9%
Provision for credit losses	(8,083)	(112,959)	(17,726)	1,297.5%
Other operating expenses	(99,040)	(107,844)	(16,923)	8.9%
Government grants	113,356	115,939	18,193	2.3%
Total operating costs and expenses	(2,047,350)	(3,094,196)	(485,547)	51.1%
Income from operations	1,258,476	1,198,898	188,133	(4.7)%
Other income (expense):
Interest income	67,317	71,866	11,277	6.8%
Investment (loss) income	(86,369)	65,426	10,267	N.A.
Settlement expenses	(1,828,907)	(19,908)	(3,124)	(98.9)%
Other income (expense)	4,164	(18,240)	(2,862)	N.A.
Total other (expense) income	(1,843,795)	99,144	15,558	N.A.
(Loss) Income before taxes and income from equity in affiliates	(585,319)	1,298,042	203,691	N.A.
Income tax expense	(258,460)	(293,940)	(46,126)	13.7%
Income from equity in affiliates	100,257	301,979	47,387	201.2%
Net (loss) income	(743,522)	1,306,081	204,952	N.A.
Less: net income (loss) attributable to non-controlling interests	1,703	(8,050)	(1,263)	N.A.
Net (loss) income attributable to Noah shareholders	(745,225)	1,314,131	206,215	N.A.
(Loss) income per ADS, basic	(12.01)	19.56	3.07	N.A.
(Loss) income per ADS, diluted	(12.01)	19.45	3.05	N.A.

Margin analysis:
Operating margin	38.1%	27.9%	27.9%
Net margin	(22.5)%	30.4%	30.4%

Weighted average ADS equivalent[1]:
Basic	62,040,878	67,171,636	67,171,636
Diluted	62,040,878	67,563,546	67,563,546
ADS equivalent outstanding at end of period	61,088,680	60,338,054	60,338,054

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited
Condensed Comprehensive Income Statements
(unaudited)

	Three months ended
	December 31,	December 31,	December 31,
	2020	2021	2021	Change
	RMB'000	RMB'000	USD'000
Net (loss) income	(1,572,931)	273,915	42,983	N.A.
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(98,385)	(14,094)	(2,212)	(85.7)%
Fair value fluctuation of available for sale Investment (after tax)	-	(243)	(38)	N.A.
Comprehensive (loss) income	(1,671,316)	259,578	40,733	N.A.
Less: Comprehensive income (loss) attributable to non-controlling interests	469	(7,366)	(1,156)	N.A.
Comprehensive (loss) income attributable to Noah shareholders	(1,671,785)	266,944	41,889	N.A.

Noah Holdings Limited

Condensed Comprehensive Income Statements
(unaudited)

	Twelve months ended
	December 31,	December 31,	December 31,
	2020	2021	2021	Change
	RMB'000	RMB'000	USD'000
Net (loss) income	(743,522)	1,306,081	204,952	N.A.
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(176,910)	(60,851)	(9,549)	(65.6)%
Fair value fluctuation of available for sale Investment (after tax)	771	-	-	N.A.
Comprehensive (loss) income	(919,661)	1,245,230	195,403	N.A.
Less: Comprehensive income (loss) attributable to non-controlling interests	1,727	(8,001)	(1,256)	N.A.
Comprehensive (loss) income attributable to Noah shareholders	(921,388)	1,253,231	196,659	N.A.

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	December 31, 2020	December 31, 2021	Change
Number of registered clients	360,637	411,981	14.2%
Number of relationship managers	1,231	1,316	6.9%
Number of cities in mainland China under coverage	80	84	5.0%

	Three months ended
	December 31, 2020	December 31, 2021	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	5,268	3,575	(32.1)%
Number of active clients including mutual fund-only clients	19,501	17,456	(10.5)%
Transaction value:
Private equity products	5,172	3,041	(41.2)%
Private secondary products	7,977	6,659	(16.5)%
Mutual fund products	7,240	10,207	41.0%
Other products	930	1,136	22.2%
Total transaction value	21,319	21,043	(1.3)%

	Twelve months ended
	December 31, 2020	December 31, 2021	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	12,161	12,831	5.5%
Number of active clients including mutual fund-only clients	34,213	42,764	25.0%
Transaction value:
Private equity products	17,876	18,069	1.1%
Private secondary products	35,162	37,776	7.4%
Mutual fund products	37,981	37,169	(2.1)%
Other products	3,717	4,189	12.7%
Total transaction value	94,736	97,203	2.6%

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended December 31, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	472,566	-	-	472,566
Recurring service fees	214,835	-	-	214,835
Performance-based income	42,115	-	-	42,115
Other service fees	32,814	-	21,482	54,296
Total revenues from others	762,330	-	21,482	783,812
Revenues from funds Gopher manages
One-time commissions	2,488	7,398	-	9,886
Recurring service fees	204,919	141,828	-	346,747
Performance-based income	5,905	126,083	-	131,988
Total revenues from funds Gopher manages	213,312	275,309	-	488,621
Total revenues	975,642	275,309	21,482	1,272,433
Less: VAT related surcharges	(6,358)	(1,496)	(4,525)	(12,379)
Net revenues	969,284	273,813	16,957	1,260,054
Operating costs and expenses:
Compensation and benefits
Relationship managers	(371,788)	(10,372)	-	(382,160)
Others	(204,386)	(127,455)	(17,163)	(349,004)
Total compensation and benefits	(576,174)	(137,827)	(17,163)	(731,164)
Selling expenses	(112,287)	(19,709)	(7,910)	(139,906)
General and administrative expenses	(103,142)	(22,247)	(22,626)	(148,015)
Provision for credit losses	(2,691)	(12,574)	(85,593)	(100,858)
Other operating expenses	(2,507)	(687)	(16,450)	(19,644)
Government grants	11,101	13	707	11,821
Total operating costs and expenses	(785,700)	(193,031)	(149,035)	(1,127,766)
Income (loss) from operations	183,584	80,782	(132,078)	132,288

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended December 31, 2020
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	229,418	326	-	229,744
Recurring service fees	198,347	1,025	-	199,372
Performance-based income	81,351	137	-	81,488
Other service fees	29,484	5,804	4,073	39,361
Total revenues from others	538,600	7,292	4,073	549,965
Revenues from funds Gopher manages
One-time commissions	7,710	35,821	-	43,531
Recurring service fees	100,651	138,493	-	239,144
Performance-based income	-	126,382	-	126,382
Total revenues from funds Gopher manages	108,361	300,696	-	409,057
Total revenues	646,961	307,988	4,073	959,022
Less: VAT related surcharges	(3,770)	(1,957)	(78)	(5,805)
Net revenues	643,191	306,031	3,995	953,217
Operating costs and expenses:
Compensation and benefits
Relationship managers	(185,471)	-	(455)	(185,926)
Others	(120,349)	(124,714)	(14,809)	(259,872)
Total compensation and benefits	(305,820)	(124,714)	(15,264)	(445,798)
Selling expenses	(84,160)	(9,822)	(666)	(94,648)
General and administrative expenses	(58,837)	(18,291)	(6,908)	(84,036)
Provision for doubtful credit looses	3,113	(251)	(1,073)	1,789
Other operating expenses	(18,287)	(1,435)	(2,857)	(22,579)
Government grants	27,100	316	102	27,518
Total operating costs and expenses	(436,891)	(154,197)	(26,666)	(617,754)
Income (loss) from operations	206,300	151,834	(22,671)	335,463

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Twelve months ended December 31, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	1,130,653	241	-	1,130,894
Recurring service fees	912,506	1,194	-	913,700
Performance-based income	391,903	-	-	391,903
Other service fees	92,352	1,390	68,240	161,982
Total revenues from others	2,527,414	2,825	68,240	2,598,479
Revenues from funds Gopher manages
One-time commissions	50,247	90,275	-	140,522
Recurring service fees	557,094	638,215	-	1,195,309
Performance-based income	77,218	315,072	-	392,290
Total revenues from funds Gopher manages	684,559	1,043,562	-	1,728,121
Total revenues	3,211,973	1,046,387	68,240	4,326,600
Less: VAT related surcharges	(17,076)	(4,923)	(11,507)	(33,506)
Net revenues	3,194,897	1,041,464	56,733	4,293,094
Operating costs and expenses:
Compensation and benefits
Relationship managers	(900,921)	(19,975)	-	(920,896)
Others	(753,368)	(430,059)	(64,557)	(1,247,984)
Total compensation and benefits	(1,654,289)	(450,034)	(64,557)	(2,168,880)
Selling expenses	(354,128)	(55,790)	(27,213)	(437,131)
General and administrative expenses	(270,253)	(70,686)	(42,382)	(383,321)
Provision for credit losses	(6,490)	(13,275)	(93,194)	(112,959)
Other operating expenses	(53,616)	(4,347)	(49,881)	(107,844)
Government grants	65,368	37,905	12,666	115,939
Total operating costs and expenses	(2,273,408)	(556,227)	(264,561)	(3,094,196)
Income (loss) from operations	921,489	485,237	(207,828)	1,198,898

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Twelve months ended December 31, 2020
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	677,726	1,288	-	679,014
Recurring service fees	697,140	3,017	-	700,157
Performance-based income	180,385	144	-	180,529
Other service fees	123,458	7,451	65,242	196,151
Total revenues from others	1,678,709	11,900	65,242	1,755,851
Revenues from funds Gopher manages
One-time commissions	88,520	41,303	-	129,823
Recurring service fees	587,307	642,735	-	1,230,042
Performance-based income	24,920	184,076	-	208,996
Total revenues from funds Gopher manages	700,747	868,114	-	1,568,861
Total revenues	2,379,456	880,014	65,242	3,324,712
Less: VAT related surcharges	(13,123)	(4,521)	(1,242)	(18,886)
Net revenues	2,366,333	875,493	64,000	3,305,826
Operating costs and expenses:
Compensation and benefits
Relationship managers	(613,101)	-	(898)	(613,999)
Others	(486,668)	(339,691)	(63,654)	(890,013)
Total compensation and benefits	(1,099,769)	(339,691)	(64,552)	(1,504,012)
Selling expenses	(228,853)	(34,302)	(8,537)	(271,692)
General and administrative expenses	(197,511)	(59,440)	(20,928)	(277,879)
Provision for credit losses	(3,785)	(251)	(4,047)	(8,083)
Other operating expenses	(76,983)	(6,443)	(15,614)	(99,040)
Government grants	58,046	24,443	30,867	113,356
Total operating costs and expenses	(1,548,855)	(415,684)	(82,811)	(2,047,350)
Income (loss) from operations	817,478	459,809	(18,811)	1,258,476

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended December 31, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	849,846	205,797	21,482	1,077,125
Hong Kong	116,154	57,337	-	173,491
Others	9,642	12,175	-	21,817
Total revenues	975,642	275,309	21,482	1,272,433

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended December 31, 2020
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	513,690	262,719	4,073	780,482
Hong Kong	114,285	39,536	-	153,821
Others	18,986	5,733	-	24,719
Total revenues	646,961	307,988	4,073	959,022

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Twelve months ended December 31, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	2,479,576	768,203	68,240	3,316,019
Hong Kong	629,587	240,136	-	869,723
Others	102,810	38,048	-	140,858
Total revenues	3,211,973	1,046,387	68,240	4,326,600

	Twelve months ended December 31, 2020
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	1,787,611	742,743	65,242	2,595,596
Hong Kong	452,810	111,431	-	564,241
Others	139,035	25,840	-	164,875
Total revenues	2,379,456	880,014	65,242	3,324,712

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Three months ended
	December 31,	December 31,
	2020	2021	Change
	RMB'000	RMB'000
Net (loss) income attributable to Noah shareholders	(1,573,507)	281,312	N.A.
Adjustment for share-based compensation	9,041	12,435	37.5%
Add: settlement expense (reversal)	1,828,907	(719)	N.A.
Less: tax effect of adjustments	1,985	3,421	72.3%
Adjusted net income attributable to Noah shareholders (non-GAAP)	262,456	289,607	10.3%

Net margin attributable to Noah shareholders	(165.1)%	22.3%
Non-GAAP net margin attributable to Noah shareholders	27.5%	23.0%
Net (loss) income attributable to Noah shareholders per ADS, diluted	(24.92)	4.16	N.A.
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	4.13	4.28	3.6%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31	December 31
	2020	2021	Change
	RMB'000	RMB'000
Net (loss) income attributable to Noah shareholders	(745,225)	1,314,131	N.A.
Adjustment for share-based compensation	59,789	51,036	(14.6)%
Add: settlement expense	1,828,907	19,908	(98.9)%
Less: tax effect of adjustments	13,821	12,374	(10.5)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	1,129,650	1,372,701	21.5%

Net margin attributable to Noah shareholders	(22.5)%	30.6%
Non-GAAP net margin attributable to Noah shareholders	34.2%	32.0%
Net (loss) income attributable to Noah shareholders per ADS, diluted	(12.01)	19.45	N.A.
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	18.12	20.32	12.2%